SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                         USG CORPORATION
                ---------------------------------
                        (Name of Issuer)


                  Common Stock ($.10 par value)
                --------------------------------
                 (Title of Class of Securities)

                            903293405
                         --------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
       John R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
                  ----------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        January 25, 1999
                       -------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)        Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          J.R. Simplot/J.R. Simplot Self Declaration of Revocable
          Trust

2)        Check the Appropriate Box if a Member of a Group

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)        Citizenship or Place of Organization

          US

Number of           7)   Sole Voting Power             4,737,300
Shares
Beneficially        8)   Shared Voting Power           60,000
Owned
by Each             9)   Sole Dispositive Power        4,737,300
Reporting
Person With:        10)  Shared Dispositive Power      60,000

11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          4,797,300 shares

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares

13)       Percent of Class Represented by Amount in Row (11)

          9.66%

14)       Type of Reporting Person

          IN

          The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 1 amends the Schedule 13D originally filed on December 28, 1998 on behalf of the John R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"). The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

          The purpose of this Amendment is to report additional purchases of Stock.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-----------------------------------------------------------

          The Trust purchased the shares of Stock reported in
Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill Lynch.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
----------------------------------------------

          (a - b) As of January 25, 1999, the Trust owned 4,737,300 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares. Mr. Simplot also shares voting and dispositive power with his son, Don Simplot, for 60,000 shares of Stock held in a joint account for the benefit of Don Simplot. Mr. Simplot disclaims any beneficial interest in such shares.

          Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 1998 (the "10-Q"), the shares owned constitute approximately 9.66% of the 49,686,878 shares of Stock outstanding, as reported in the 10-Q.

          (c)  During the 60 days prior to and including January
25, 1999 and following the filing of the original Schedule 13D, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


          Purchase            No. of         Price per Share
            Date              Shares         (excluding
                                             commissions)
          ---------           ------         ----------------

          12/28/98             35,000        49.895
          01/04/99            100,000        51.527
          01/19/99            200,000        49.828
          01/20/99            150,000        50.500
          01/25/99             25,000        50.497


          (d - e)  Not applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                   John R. Simplot
                                   Self-Declaration of Revocable
                                   Trust



                                   By  //s// John R. Simplot
                                   ------------------------------
                                        John R. Simplot, as
                                        Trustee


Date:  January 26, 1998